Exhibit 99.1

Press Release

AC Immune reports full-year 2017 financial results – successful first year as a public company

Lausanne, Switzerland, March 20, 2018 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results and provided a corporate overview for the year ended December 31, 2017, its first full year as a public company.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “AC Immune made significant progress in 2017 – our first full year as a public company. Our lead asset, crenezumab, entered a second pivotal Phase 3 trial in Alzheimer’s disease with our partner Genentech. There were important developments with our other assets, and a new collaboration with Essex Biotechnology in Asia. We continue to invest in each of the company’s three strategic pillars – Alzheimer’s disease, neuro-orphan indications and diagnostics – and we believe that precision medicine will significantly improve patients’ lives. During 2017 we were pleased to strengthen our relationships with the investment community. We look forward to sharing some key value inflection points in 2018, like for example the recently announced development of potentially the first selective alpha-synuclein PET tracer for earlier and more accurate diagnosis of Parkinson’s disease.”

Financial Highlights 2017

▪	Strategic R&D expenditures rose by CHF 6.9 million (+27%) supporting an ongoing ramp-up in R&D activities primarily driven by investments in our Diagnostics and New Discovery programs and pipeline advancements in our proprietary and partnered key vaccine programs

▪	Ongoing strong financial position with CHF 124.4 million in cash, allowing the company to be fully financed through Q2 2019, excluding potential incoming milestones

▪	Increase in property and equipment to enhance our research facilities by CHF 1.8 million (+55%), as well as increase in R&D personnel expenses of CHF 1.8 million with increase of 15 FTEs (+28%) in 2017

▪	IFRS net operating loss of CHF 26.4 million and adjusted (Non-IFRS) loss of CHF 20.6 million[1]

Key Financial Results

	For the year ended December 31,
	2017	2016	Change
	(in CHF million except per share data)
Contract revenue	20.3	23.2	(2.9)

R&D expenses	(32.7)	(25.8)	(6.9)
G&A expenses	(10.1)	(7.9)	(2.2)

IFRS (Loss) for the period	(26.4)	(7.1)	(19.3)
IFRS EPS – basic and diluted	(0.46)	(0.14)	(0.32)

Non-IFRS (Loss) for the period[1]	(20.6)	(9.2)	(11.4)
Non-IFRS EPS – basic and diluted[1]	(0.36)	(0.18)	(0.18)

1 Adjusted (Loss) and Adjusted EPS are non-IFRS measures. See “Non-IFRS Financial Measures” below for further information.

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	As of December 31,
	2017	2016	Change
	(in CHF million)
Cash and cash equivalents	124.4	152.2	(27.8)
Total shareholder’s equity	116.8	142.4	(25.6)

Research & Development Highlights 2017

▪	Crenezumab: initiated a second pivotal Phase 3 trial CREAD in 750 subjects with prodromal to mild Alzheimer’s disease

▪	Received a CHF 14 million milestone payment from Genentech for the first dosing in a Phase 2 clinical trial for Alzheimer’s disease with an anti-Tau antibody

▪	Completed recruitment for low-dose cohort of participants in a Phase 1 trial targeting Alzheimer's disease-like characteristics in individuals with Down syndrome

▪	Discovered next-generation antibodies for two targets that are important in the pathogenesis of significant neurodegenerative and neuro-orphan diseases (TDP-43 and alpha-synuclein)

▪	Discovered potentially the first selective alpha-synuclein positron emission tomography (PET) tracer for Parkinson’s disease

▪	Signed a research collaboration agreement with Essex Bio-Technology to develop a novel biological therapeutic for the treatment of neurodegenerative diseases and neuroinflammation; the company’s first R&D base in Asia

▪	Awarded a continuation grant from The Michael J. Fox Foundation for Parkinson's Research for the development of an alpha-synuclein PET tracer

▪	Hosted a Key Opinion Leader (KOL) event focused on Tau as a Therapeutic and Diagnostic Target in Alzheimer’s and other Neurodegenerative Diseases

Milestones achieved in 2017

Crenezumab: Second Phase 3 study commenced

Genentech, a member of the Roche Group, started a second Phase 3 clinical trial of the Alzheimer's disease therapy crenezumab, an anti-Abeta antibody. This new trial, CREAD2, will recruit 750 patients with prodromal or mild Alzheimer's disease. The trial will complement the current Phase 3 CREAD1 trial of 750 participants with prodromal or mild Alzheimer's disease, expected to read out in 2020.

Anti-Tau Antibody moved into Phase 2 Trial for Alzheimer's disease triggering CHF 14 million milestone payment

Genentech, a member of the Roche Group, has dosed the first patient in a Phase 2 clinical trial for Alzheimer's disease (AD) with an anti-Tau monoclonal antibody known as RO7105705. This investigational medicine was discovered and humanized as part of the company's collaboration with Genentech. Upon the dosing of the first patient in the Phase 2 clinical trial, AC Immune became eligible to receive a milestone payment of CHF 14 million, which was paid in the fourth quarter of 2017. This is the third milestone payment under the 2012 strategic collaboration and licensing agreement with Genentech for anti-Tau antibodies for the treatment of AD and other neurodegenerative diseases.

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Pipeline expansion with new antibodies active against alpha-synuclein and TDP-43

This discovery marks the advancement of our business strategy by targeting pathological proteins involved in Alzheimer’s disease and Parkinson’s disease, beyond Abeta and Tau. These two antibodies may potentially also address significant neurodegenerative and orphan indications. Alpha-synuclein is an established target for Parkinson’s disease and other Lewy body diseases while TDP-43 is a recently identified target of growing interest for neuro-orphan indications such as Frontotemporal Lobar Degeneration. Both antibodies were discovered using the company’s proprietary SupraAntigen™ platform which has already generated four products in clinical development including crenezumab, our lead product candidate that is partnered with Genentech, a member of the Roche Group, in Phase 3 for Alzheimer’s disease.

ACI-24 – anti-Abeta vaccine for AD is advancing to Phase 2

The Phase 1/2a clinical study to evaluate safety, tolerability, immunogenicity and biomarker endpoints in patients with mild to moderate AD was conducted in Europe. Due to the observed favorable safety profile, the treatment free safety follow-up period of the Phase 1 was shortened to one year and is currently ongoing. Antibody responses were observed in the two higher dose groups, indicating a dose dependent effect of the vaccine. While the study was not powered to examine efficacy, a dose-dependent trend of reduction in brain amyloid measured by PET imaging was also observed in these groups. Due to the promising safety profile and potential dose dependent reduction of amyloid plaques, we plan to move this program forward into a Phase 2 clinical trial.

ACI-24 – anti-Abeta vaccine in Phase 1b in individuals with Down syndrome

Together with our prestigious clinical partners, recruitment was completed for the low-dose cohort in a Phase 1b trial targeting Alzheimer’s disease-like characteristics in individuals with Down syndrome. The study evaluates the safety, tolerability and immunogenicity of the anti-Abeta vaccine ACI-24 and is being funded through a grant from The US National Institute on Aging and an additional grant from the LuMind Research Down Syndrome Foundation. Interim results are expected in 2018.

ACI-35 – anti-Tau vaccine for AD partnered with Janssen Pharmaceuticals in Phase 1

A Phase 1b clinical study to evaluate the safety, tolerability and immunogenicity of ACI-35 in patients with mild to moderate AD was conducted in Europe. An interim analysis showed a dose-dependent and target-specific antibody response to pTau. For an optimal long-term and potentially preventive application, new formulations of the Anti-Tau vaccine were developed in collaboration with Janssen Pharmaceuticals. Due to the encouraging data, AC Immune and Janssen jointly decided to advance the anti-Tau vaccine program to the next stage of development.

Essex Biotechnology Collaboration

AC Immune and Essex Bio-Technology Limited (HKEX: 1061), which specializes in biopharmaceutical drug development based on recombinant DNA technology, entered into a research collaboration agreement to undertake the pre-clinical and clinical co-development of a novel biological therapeutic for the treatment of neurodegenerative diseases and neuroinflammation.

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Continuation of 2015 Grant from The Michael J. Fox Foundation for Parkinson’s Research

The company has been awarded a continuation of a February 2015 research grant from the Michael J. Fox Foundation for Parkinson’s Research (MJFF). This provides funds for the development of PET tracers for the alpha-synuclein protein, to support the early diagnosis and clinical management of Parkinson’s disease. AC Immune has been collaborating on this biomarker program with Biogen since April 2016 and expects to initiate a first in human study in the second half of 2018.

AC Immune shared insights from Key Opinion Leader Meeting focused on Tau as a Therapeutic and Diagnostic Target in Alzheimer’s disease and other Neurodegenerative Diseases

In December 2017 the company shared top level insights from a Key Opinion Leader (KOL) luncheon-meeting addressing the importance of Tau as a target in Alzheimer's disease and other neurodegenerative diseases. Michael Rafii, MD, PhD (UC San Diego and University of Southern California, USC) discussed the importance of the Tau biomarker which can readily be studied in the Down syndrome population as well as other populations that display early signs of Alzheimer’s disease. This potentially aids in early Alzheimer’s disease diagnosis and treatment.

Khalid Iqbal, PhD (Professor and Chairman, Department of Neurochemistry at the New York State Institute for Basic Research in Developmental Disabilities, Staten Island, New York) highlighted the critical importance of Tau as a therapeutic target in Alzheimer's disease and other neurodegenerative diseases. He also addressed inhibition and prevention of Tau pathology, which may potentially disrupt the progression of Alzheimer's disease and improve cognitive impairment.

Prof. Andrea Pfeifer, PhD, CEO, AC Immune provided a general corporate overview of AC Immune’s vision and progress followed by Dr. Andreas Muhs, Chief Scientific Officer of AC Immune, who highlighted AC Immune's relevant Tau programs:

▪	ACI-35, an anti-Tau vaccine in Phase 1b and developed in collaboration with Janssen Pharmaceuticals under a 2014 licensing agreement

▪	RO7105705, an anti-Tau antibody in Phase 2 and developed in collaboration with Genentech under a 2012 licensing agreement

▪	Morphomer Tau, a small molecule in pre-clinical development and developed in-house

▪	PI-2620, a Tau-PET imaging agent developed in collaboration with Piramal Imaging under a 2014 licensing agreement

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Clinical development pipeline

Product candidate	Target	Target Indication	Partner	Status
Crenezumab (Anti-Abeta antibody)	Abeta	AD treatment	Genentech*	Phase 3
Crenezumab (Anti-Abeta antibody)	Abeta	AD prevention	Genentech*	Phase 2
ACI-24 (Anti-Abeta vaccine)	Abeta	AD treatment		Advancing to Phase 2
ACI-35 (Anti-pTau vaccine)	Tau	AD treatment	Janssen Pharmaceuticals	Phase 1b
Anti-Tau antibody	Tau	AD treatment	Genentech*	Phase 2
Morphomer Tau (Tau inhibitor)	Tau	AD treatment		Pre-clinical
ACI-24 (Anti-Abeta vaccine)	Abeta	Down syndrome[1]		Phase 1b
Morphomer Abeta (Abeta inhibitor)	Abeta	Glaucoma		Pre-clinical
Morphomer alpha-syn (alpha-syn inhibitor)	alpha-synuclein	Parkinson’s disease		Discovery
Anti-alpha-syn antibody	alpha-synuclein	alpha-synuclein Pathologies		Discovery
Anti-TDP-43 antibody	TDP-43	TDP-43 Pathologies		Discovery
Tau-PET imaging agent	Tau	AD and Progressive supranuclear palsy (PSP)	Piramal Healthcare	Advancing to longitudinal study
In-vitro diagnostics (Tau, Abeta)	Abeta; Tau	AD		Pre-clinical
Alpha-syn-PET imaging agent	alpha-synuclein	Parkinson’s disease	Biogen	Pre-clinical

AD = Alzheimer’s disease

* Genentech, a member of the Roche group

1 AD and cognitive impairment associated with Down syndrome

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Analysis of Financial Statements for 12 month period ended December 31, 2017

▪	Revenues for 2017 were CHF 20.3 million, which constitutes a decrease of CHF 2.9 million (12.7%) compared to 2016

▪	Our revenues fluctuate as a result of our collaborations with current and potentially new partners, the timing of milestone achievements and the size of each milestone payment. In 2017 we received:

▪	CHF 14 million milestone payment from Genentech for dosing the first patient in a Phase 2 clinical trial for Alzheimer’s disease

▪	CHF 3.4 million for research and collaboration services as part of our Biogen collaboration

▪	CHF 1.1 million milestone payment from Piramal related to the initiation of “Part B” of the first-in-man Phase 1 clinical trial for PSP (Progressive Supranuclear Palsy)

Research & Development (R&D) Expenses

▪	Total R&D expenditures in 2017 were CHF 32.7 million, up CHF 6.9 million (+27%) compared to 2016

▪	The company increased Non-Alzheimer’s disease, diagnostics and new discovery programs spending by CHF 4.7 million, with CHF 3.3 million related to finalizing the proof-of-concept and manufacturing activities for studies related to our lead compounds in the Anti-Tau Morphomer program. The Company continued to incur costs in ACI-24 for the Phase 1b clinical study in Down syndrome and spending increased for the Company’s alpha-synuclein and TDP-43 PET tracer programs

▪	Increase in R&D personnel expenses of CHF 1.8 million was linked to an augmentation of 15 FTEs (+28%) in 2017

General & Administrative (G&A) Expenses

▪	G&A expenditures were CHF 10.1 million in 2017, up CHF 2.2 million (28%) compared to 2016

▪	Increase was driven by personnel expenses including share-based compensation and higher professional service costs, such as legal and audit fees, related to AC Immune’s US public listing on Nasdaq

IFRS Loss for the period

▪	Net loss after taxes was CHF 26.4 million in 2017 compared with net loss of CHF 7.1 million in 2016

Balance Sheet

▪	The company had a total cash balance of CHF 124.4 million at December 31, 2017, compared to CHF 152.2 million at year end 2016. The decrease of CHF 27.8 million was principally due to the net loss of CHF 26.4 million for the year. Further details are available in our Statements of Cash flows in the Form 20-F, published on the company website

▪	The cash balance is strong and provides liquidity for the Company through Q2 2019, excluding potential incoming milestones. The company continued to be debt-free through 2017

▪	The total shareholders’ equity position decreased year-over-year to CHF 116.8 million as of December 31, 2017, from CHF 142.4 million at year end 2016. Further details are available in our corresponding Financial Statements filed in the Form 20-F, published on the company website

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Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Income/(Loss) and Adjusted Earnings/(Loss) per share when monitoring and evaluating our operational performance. Adjusted Income/(Loss) is defined as income/(loss) for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Earnings/(Loss) per share is defined as Adjusted Income/(Loss) for the relevant period divided by the weighted-average number of shares for such period.

We believe that these measures assist our shareholders because they enhance comparability of our results each period and provide more useful insight into operational results for the period. The company’s executive management uses these non-IFRS measures to evaluate our operational performance. These non-IFRS financial measures are not meant to be considered alone or substitute for our IFRS financial measures and should be read in conjunction with AC Immune’s financial statements prepared in accordance with IFRS. The most directly comparable IFRS measure to these non-IFRS measures is net income/(loss) and earnings/(loss) per share. The following table reconciles net income/(loss) and earnings/(loss) per share to Adjusted Net Earnings/(Loss) and Adjusted Net Earnings/(Loss) per share for the periods presented:

Reconciliation of Income/(Loss) to Adjusted Income/(Loss) and Earnings/(Loss) Per Share to Adjusted Earnings/(Loss) Per Share (unaudited)

	For the year ended December 31		Change
	2017	2016	CHF
	(in CHF millions except per share data)
Income/(Loss)	(26.4)	(7.1)	(19.3)
Adjustments: Non-Cash share-based compensation[1] Foreign currency remeasurement (Gains)/Losses[2]	1.6 4.2	1.3 (3.4)	0.3 7.6
Adjusted Income (Loss) for the period	(20.6)	(9.2)	(11.4)

EPS – basic and diluted	(0.46)	(0.14)	(0.32)
Adjustment to EPS – basic and diluted	0.10	(0.04)	0.14
Adjusted EPS – basic and diluted[2]	(0.36)	(0.18)	(0.18)
Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – basic and diluted	57,084,295	50,096,859	6,987,436
[1]	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

[2]	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

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Non-IFRS Expenditures

Adjustments for the years ended December 31, 2017 and 2016 were CHF 5.8 million in net losses and CHF 2.1 million in net gains, respectively. These were largely due to foreign currency remeasurement losses and gains of CHF 4.2 million and CHF 3.4 million, respectively, predominantly related to the cash balance of the company as a result of a weakening of the US Dollar against the Swiss Franc for most of the first half of 2017. The company also recorded CHF 1.6 million and CHF 1.3 million for share-based compensation expenses for the years ended December 31, 2017 and 2016, respectively. Further details are available in our corresponding Financial Statements filed in the Form 20-F, published on the company website.

2018 Financial Guidance

For the full year 2018, the company expects a total cash burn of CHF 55-70 million at constant exchange rates.

About AC Immune

AC Immune is a clinical stage Swiss-based biopharmaceutical company focused on neurodegenerative diseases with five product candidates in clinical trials. The Company designs, discovers and develops therapeutic and diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease. The Company’s pipeline features nine therapeutic and three diagnostic product candidates. The most advanced of these is crenezumab, a humanized anti-amyloid-β monoclonal IgG4 antibody that targets monomeric and aggregated forms of amyloid-β, with highest affinity for neurotoxic oligomers currently in Phase 3 clinical studies for AD. This global program is being conducted by the collaboration partner Genentech (a member of the Roche group). Other collaborations include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Piramal Imaging and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,”

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“should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information, please contact:

In Europe Beatrix Benz AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: beatrix.benz@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles /Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

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